                                    Form 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                For the quarterly period ended September 30, 1998


               .......... Paging Network do Brasil S.A. ..........
                 (Translation of registrant's name into English)

                 ..........Rua Alexandre Dumas, 1,711..........
                        ......Chacara Santo Antonio......
                ..........Sao Paulo, 04717-004, Brazil...........
                    (Address of principal executive offices)

                          PAGING NETWORK DO BRASIL S.A.

                                      INDEX

                                                                            Page
                                                                            ----

PART I. FINANCIAL INFORMATION
-----------------------------

  Item 1.  Financial Statements

    a)  Balance Sheet at December 31, 1997 (audited) and September 30, 1998
        (unaudited)...........................................................1

    b)  Statement of Operations for the three and nine months ended September
        30, 1997 and 1998 (unaudited).........................................2

    c)  Statement of Cash Flows for the nine months ended September 30, 1997 and 1998 (unaudited)..................................................3

    d)  Statement of Shareholders' Equity at September 30, 1998 (unaudited)...4

    e)  Notes to Financial Statements (unaudited).............................5


  Item 2.  Management's Discussion and Analysis of Financial Condition and
           Results of Operations..............................................8


PART II.  OTHER INFORMATION

  Item 1.  Legal Proceedings..................................................12

  Item 2.  Changes in Securities..............................................12

  Item 3.  Defaults Upon Senior Securities....................................12

  Item 4.  Submission of Matters to a Vote of Security Holders................12

  Item 5.  Other Information..................................................12

  Item 6.  Exhibits...........................................................12

  Signatures..................................................................13


                                     (i)

Item 1(a)

                         PAGING NETWORK DO BRASIL S.A.
                                 BALANCE SHEET
                  At December 31, 1997 and September 30, 1998
                           (Amounts in U.S. dollars)


                                                            December 31,        September 30,
                                                                1997                  1998
                                                              (Audited)           (Unaudited)
                                                            ------------        -------------
Assets
Current assets:
  Cash and cash equivalents...........................      $   377,004          $     55,066
  Short-term investments..............................       59,039,317            44,550,715
  Accounts receivable, net............................          819,835               431,535
  Refundable taxes....................................          280,917             1,280,445
  Pager inventories...................................        6,825,310             6,715,181
  Prepaid expenses and other current assets...........          173,030               380,845
  Pledged securities-current..........................       14,842,004            15,519,009
                                                            -----------          ------------
        Total current assets..........................       82,357,417            68,932,796
Fixed assets, net.....................................       18,945,448            22,462,306
Pledged securities....................................       23,886,559            16,401,329
Debt issuance costs, net..............................        6,895,019             6,403,124
Other assets..........................................          316,020               324,274
                                                            -----------          ------------
        Total assets..................................      $132,400,463         $114,523,829
                                                            ============         ============

Liabilities and shareholders' equity (deficit)
Current liabilities:
  Accounts payable....................................      $ 1,881,127          $  1,417,771
  Accrued expenses....................................        4,255,335            10,771,708
  Payable to related parties..........................        1,571,368             1,217,914
                                                            -----------          ------------
        Total current liabilities.....................        7,707,830            13,407,393
Senior notes..........................................      125,000,000           125,000,000
Redeemable preferred stock, without par value
  Authorized shares -63,000 shares
  Issued and outstanding, 30,000 shares...............       33,661,424            36,813,714

Shareholders' equity (deficit)
Cumulative translation adjustment.....................               --             2,491,749
  Common stock, without par value.....................               --                    --
  Authorized shares -2,037,387........................               --                    --
  Issued and outstanding 1,378,401....................           30,760                30,760
Accumulated deficit...................................      (33,999,551)          (63,219,787)
                                                            -----------          ------------
        Total shareholders' equity (deficit)..........      (33,968,791)          (60,697,278)
                                                            -----------          ------------
        Total liabilities and shareholders' equity
        (deficit).....................................      $132,400,463         $114,523,829
                                                            ============         ============

                See accompanying notes to financial statements.

Item 1(b)

                         PAGING NETWORK DO BRASIL S.A.
                            STATEMENT OF OPERATIONS
        For the three and nine months ended September 30, 1997 and 1998
                           (Amounts in U.S. dollars)
                                  (Unaudited)


                                                 Three Months Ended            Nine Months Ended
                                                   September 30,                 September 30,
                                           ----------------------------  ---------------------------
                                                 1997          1998           1997          1998
                                            ------------- -------------  ------------- ------------
Revenues:
Services, rent and maintenance revenue..    $    990,933  $  6,493,560   $  1,248,500  $ 17,269,327
Product revenues........................       3,710,631       882,590      4,013,411     3,695,423
                                            ------------- -------------  ------------- ------------
Gross revenues..........................       4,701,564     7,376,150      5,261,911    20,964,750
  Taxes.................................        (621,854)     (668,965)      (800,051)   (2,027,345)
                                            ------------  ------------   ------------  ------------
Total revenues..........................       4,079,710     6,707,185      4,461,860    18,937,405
Cost of products sold...................      (3,244,718)     (969,179)    (3,508,911)   (3,966,277)
                                            ------------  ------------   ------------  ------------
                                                 834,992     5,738,006        952,949    14,971,128
Operating costs and expenses:
  Services rent and maintenance ........       1,193,167     2,139,578      2,892,404     6,399,848
  Selling, general and administrative...       5,219,471     7,007,610     11,110,413    20,105,979
  Depreciation and amortization.........         391,240     1,262,150        801,640     3,181,892
                                            ------------- -------------  ------------- ------------
    Total operating costs and expenses..       6,803,878    10,409,338     14,804,457    29,687,719
                                            ------------- -------------  ------------- ------------
    Operating loss......................      (5,968,886)   (4,671,332)    (13,851,508)  (14,716,591)
Other income (expense):
  Interest expense .....................      (4,350,744)   (4,073,152)    (5,461,519)   (13,186,511)
  Interest income ......................       4,362,494     2,929,546      5,728,260     9,237,181
  Other expense.........................              --      (237,135)            --      (290,027)
  Monetary loss.........................              --    (2,259,021)            --    (5,304,581)
  Exchange and translation loss.........      (1,455,050)           --     (2,163,375)           --
                                            ------------  ------------   ------------  ------------
  Total other income (expense)..........      (1,443,300)   (3,639,762)    (1,896,634)   (9,543,938)
                                            ------------  ------------   ------------  ------------
Net loss................................    $ (7,412,186) $ (8,311,094)  $ (15,748,142)$ (24,260,529)
                                            ============  ============   ============= =============

                See accompanying notes to financial statements.

Item 1(c)

                         PAGING NETWORK DO BRASIL S.A.
                            STATEMENT OF CASH FLOWS
             For the nine months ended September 30, 1997 and 1998
                           (Amounts in U.S. dollars)
                                  (Unaudited)

                                                                        Nine Months Ended
                                                                          September 30,
                                                                   ----------------------------
                                                                       1997           1998
                                                                   ------------   ------------
Operating activities:
  Net loss.....................................................    $(15,748,142)  $(24,260,529)
  Adjustments to reconcile net loss to net cash used by
    operating activities
    Depreciation and amortization..............................         801,640      3,181,892
    Provision for losses on accounts receivable................         210,476      1,649,495
    Amortization of debt issuance costs........................         117,769        505,064
    Monetary loss..............................................              --      5,304,581
    Loss on sale of equipment..................................              --         57,584
    Changes in operating assets and liabilities:
      Increase in accounts receivable..........................      (1,574,497)    (1,287,798)
      Decrease (increase) in refundable taxes..................         407,590     (1,048,650)
      Increase in pager inventories............................        (386,114)      (297,530)
      Decrease (increase) in prepaid expenses and other current         291,254       (226,798)
      assets...................................................
      Increase in other assets.................................        (300,325)       (27,559)
      (Increase) decrease pledged securities...................        (846,029)     6,836,856
      Increase (decrease) in accounts payable..................       1,082,106       (706,658)
      Increase in accrued expenses.............................       7,608,853      6,603,792
      Increase (decrease) in payable to related parties .......        (561,352)       150,000
                                                                   ------------   ------------
        Net cash used in operating activities..................      (8,896,771)    (3,566,258)

Investing activities:
      Purchase of fixed assets.................................      (7,635,164)    (8,397,683)
      Proceeds from sale of equipment..........................              --        375,589
      Increase (decrease) in short term investments............     (71,293,835)    11,398,369
                                                                   ------------   ------------
        Net cash (used in) provided by investing activities....     (78,928,999)     3,376,275

Financing activities:
      Proceeds from the sale of common and redeemable preferred       9,550,660             --
      stock....................................................
      Proceeds of senior notes, net of debt issuance cost......     117,000,000             --
      Pledged securities.......................................     (45,603,342)            --
                                                                   ------------   ------------
        Net cash provided by financing activities..............      80,947,318             --
Effect of exchange rate changes on cash........................              --       (131,955)
                                                                   ------------   ------------
Net decrease in cash and cash equivalents......................      (6,878,452)      (321,938)
Cash and cash equivalents at beginning of period...............      12,444,689        377,004
                                                                   ------------   ------------
Cash and cash equivalents at end of period.....................    $  5,566,237   $     55,066
                                                                   ============   ============

Supplemental disclosures of cash flow information:
      Cash paid during the year for:
        Interest on senior notes...............................    $         --   $  8,437,500

                See accompanying notes to financial statements.

Item 1(d)

                         PAGING NETWORK DO BRASIL S.A.
                       STATEMENT OF SHAREHOLDERS' EQUITY
                 For the nine months ended September 30, 1998
                           (Amounts in U.S. dollars)
                                  (Unaudited)


                                                                          Other
                                       Common         Accumulated     Comprehensive
                                        Stock           Deficit           Income           Total
                                   ------------    --------------    --------------   -------------

Balance at December 31, 1997.....  $     30,760    $  (33,999,551)   $         --     $ (33,968,791)
Net loss for the period..........           --        (24,260,529)             --       (24,260,529)
Foreign currency translation
  adjustment.....................           --                 --        2,491,749        2,491,749
Monetary adjustment on redeemable
  preferred stock................           --         (1,807,418)             --        (1,807,418)
Accrued dividends on redeemable
preferred stock..................            --        (3,152,289)             --        (3,152,289)
                                   ------------    ---------------   -------------    -------------
Balance at September 30, 1998....  $     30,760    $  (63,219,787)   $   2,491,749    $ (60,697,278)
                                   ============    ==============    =============    =============


                 See accompanying notes to financial statements.

Item 1(e)
                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1998
                            (Amounts in U.S. dollars)

1.  Organization

    Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P. During 1997, the Company started to provide paging services in Sao Paulo and Rio de Janeiro and offers extended paging services to eight other cities in Brazil.

    In October 1996, the Company increased its capital to approximately $5.5 million and in December 1996, as a result of capital contributions of three new shareholders, received approximately $15 million of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil ltda. to Paging Network do Brasil ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A). In June 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005 ( the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9.5 million in connection with the issuance of additional shares of redeemable preferred stock, and effected a stock split of
40.74774 for each issued and outstanding share of common stock.

2.  Summary of Significant Accounting Policies

    The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") in U.S. dollars.

    The Company's significant accounting policies are as follows:

    Foreign Currency Translation

    Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

    Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as the functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income but reported in a separate component of equity. Transaction (losses) associated with the Company's net U.S. dollar liability position is included in monetary (losses).

    Revenue Recognition

    The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will lease certain pagers under month-to-month arrangements.

    Allowance for Doubtful Accounts

    The Company had an allowance for doubtful accounts of $977,000 at December 31, 1997, and $1,494,000 at September 30, 1998. Charges to the allowance during the three months ended September 30, 1997 and 1998 were $0 and $1,132,000.

    Inventories

    Inventories are recorded at the lower of average cost or market.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Related Party Transactions

    The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125 million senior note offering consummated on June 6, 1997. As of September 30, 1998, the Company had a payable of approximately $968,000 to Warburg, Pincus and approximately $250,000 to Paging Network, Inc.

4.  Long Term Debt

    On June 6, 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 and each year, commencing on December 6, 1997. Of the $125 million proceeds approximately $45,6 million was used to purchase U.S. government securities, scheduled interest and principal payments on which are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes. Debt issuance costs are capitalized and amortized over the term of the debt under the effective yield method.

    The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at September 30, 1998, the Company is unable to make any dividend payments.

    At September 30, 1998, the Senior Notes were traded at 43% of principal amount.

5.  Accrued Expenses

     Accrued expenses at December 31, 1997 and September 30, 1998 are comprised of the following:

                                                   1997               1998
                                                ---------        -----------
      Excise taxes payable                      $ 141,013        $   148,016
      Withholding taxes payable                   392,177            286,854
      Payroll and other benefits payable        1,419,651          2,143,910
      Accrued interest payable                  1,125,000          5,343,750
      Other                                     1,177,494          2,849,178
                                                ---------        -----------
                                               $4,255,335        $10,771,708

6.  Redeemable Preferred Stock

    The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends will be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends will be payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

    The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included on the Company's by-laws.

    The amount of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1997 and at September 30, 1998 was $3,661,000 and $6,814,000,
respectively.

7.  Subsequent Event

     The Company initiated an operational change in November 1998 that consolidated its dispatch centers, which were formerly in Rio de Janeiro and Sao Paulo, in Sao Paulo. The financial impact of such consolidation is expected to be approximately $1 million and will be recorded as an operating expense in the fourth quarter of 1998.

Item 2              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Form 6-K, words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project," and similar expressions, as they relate to Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements are subject to certain risks, uncertainties and assumptions, including high level of and restrictions imposed by debt, ability to implement management initiatives, dependence on the wireless communications industry, fluctuations in quarterly results, and competition. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. Such forward-looking statements reflect the current views of the Company's management with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

Results of Operations

    Three months and nine months ended September 30, 1998 compared with three months and nine months ended September 30, 1997

    Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. See "Inflation and Exchange Rates".

    For the purpose of management's discussion and analysis, net revenues are defined as total revenues less cost of products sold.

    As a result of the development of the Company's business in Sao Paulo and Rio de Janeiro (the "Initial Markets") during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                   Three Months Ended                                Nine Months Ended
                                                      September 30,                                     September 30,
                                    ------------------------------------------------   ---------------------------------------------
                                        1997          %           1998         %            1997            %         1998         %
                                    ------------   -------    -----------   --------    ------------   --------   ------------ -----
Net revenues.....................   $    834,992      100%    $ 5,738,006       100%   $    952,949      100%   $  14,971,128   100%
Operating costs and expenses:
   Services rent and maintenance.      1,193,167      143%      2,139,578        37%      2,892,404      304%       6,399,848    43%
   Selling and marketing.........      2,916,063      349%      3,027,944        53%      4,293,806      451%        8,467,293   57%
   General and administrative....      2,303,408      276%      3,979,666        69%      6,816,607      715%       11,638,686   77%
   Depreciation and amortization.        391,240       47%      1,262,150        22%        801,640       84%        3,181,892   21%
                                    ------------   -------    -----------   --------   ------------   --------     -----------  ----
Total operating costs and expenses     6,803,878      815%     10,409,338       181%     14,804,457    1,553%      29,687,719   198%
                                    ------------   -------    -----------   --------   ------------   --------    -----------   ----
Operating loss...................     (5,968,886)     715%     (4,671,332)       81%    (13,851,508)   1,453%     (14,716,591)   98%
Other income (expenses)..........     (1,443,300)     173%     (3,639,762)       63%     (1,896,634)     199%      (9,543,938)   64%
                                    -------------  -------    -----------   --------    ------------  --------    ------------- ----
Net loss.........................   $ (7,412,186)     888%    $(8,311,094)      144%   $(15,748,142)   1,652%   $ (24,260,529)  162%
                                    ------------   -------   ------------   --------    -----------   --------    ------------ -----
Other data:
   EBITDA(1).....................   $ (5,577,646)   (668%)    $(3,409,182)     (59%)    (13,049,868)  (1,369%)     11,534,699) (77%)
   Number of subscribers at end
   of period.....................         25,418                   82,705                    25,418                      82,705

---------


1     EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.

     Net Revenues. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the three months and nine months ended September 30, 1998, the Company was offering service to customers in Sao Paulo and Rio de Janeiro.Service in Rio de Janeiro began in September 1997.

    For the three months and nine months ended September 30, 1998, the Company generated net revenues of $5,738,006 and $14,971,128 consisting of $6,493,560 and $17,269,327 in service revenues, $882,590 and $3,695,423 in product sales to customers, cost of sales of $969,179 and $3,966,277 and sales taxes of $668,965 and $2,027,345, respectively. During the three months and nine months ended September 30, 1997, the Company's net revenues were $834,992 and $952,949, respectively. Average monthly revenue for the three months ended September 30, 1998 was approximately $29.10, down from approximately $32 for the three months ended September 30, 1997, which decrease is primarily due to the fluctuation in the real/dollar exchange rate for the relative periods.

    Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, and repair and maintenance expenditures. During the three months and nine months ended September 30, 1998, the Company incurred $2,139,578 and $6,399,848, respectively, of expenses in connection with the operations in Sao Paulo and Rio de Janeiro. During the three months and nine months ended September 30, 1997, the Company incurred service, rent and maintenance expenses of $1,193,167 and $2,892,404, respectively.

    Selling and Marketing Expenses. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three months and nine months ended September 30, 1998 the Company incurred $3,027,944 and $8,467,293, respectively, of selling and marketing expenses. During the three months and nine months ended September 30, 1997, the Company incurred $2,916,063 and $4,293,806, respectively of selling and marketing expenses.

    General and Administrative Expenses. General and administrative expenses include compensation benefits, office rent, bank fees, outside services and the provision for losses on accounts receivable. During the three months and nine months ended September 30, 1998 and 1997 the Company incurred $3,979,666 and $11,638,686, and $2,303,408 and $6,816,607, respectively, of general and administrative expenses. For the three months and nine months ended September 30, 1998 and 1997, included in such amounts is approximately $396,097 and $1,649,495 and $185,476 and $210,476, respectively, of costs associated with the provision for losses on accounts receivable.

    Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $391,240 and $801,640 for the three months and nine months ended September 30, 1997 to $1,262,150 and $3,181,892 for the three months and nine months ended September 30, 1998, primarily due the purchase and installation of equipment necessary to buildout its paging network and the buildout of the Rio de Janeiro office.

    Operating Loss. For the three months and nine months ended September 30, 1998 the Company generated operating losses of $4,671,332 and $14,716,591, respectively, and for the three months and nine months ended September 30, 1997 $5,968,886 and $13,851,508, respectively, primarily due to expenses in connection with the development of the Company's business as explained above.

    Interest Expense. Interest expense was $4,073,152 and $13,186,511, respectively, for the three months and nine months ended September 30, 1998, and $4,350,744 and $5,461,519, respectively, for the three months and nine months ended September 30, 1997, primarily as a result of interest associated with the Senior Notes.

    Interest Income. Interest Income increased to $2,929,546 and $9,237,181, respectively, for the three months and nine months ended September 30, 1998 primarily as a result of investing the net proceeds from the Senior Note offering and issuance by the Company of its redeemable preferred stock.

    Exchange and Translation (Losses). Exchange and translation loss was $1,455,050 and $2,163,375 respectively, for the three months and nine months ended September 30, 1997, primarily as a result of its short-term investments in Brazil. Effective January 1, 1998, the Company began using the real as its functional currency. Unless Brazil returns to a highly inflationary status, the Company does not expect to incur future exchange and translation gains and losses.

    Monetary Loss. Beginning January 1, 1998, in accordance with SFAS52, monetary losses from the depreciation of the real against the U.S. dollar resulted in a net transaction loss of $2,259,021 and $5,304,581, respectively, for the three months and nine months ended September 30, 1998.

    Income Taxes. The Company did not have taxable income during the periods presented and expects to generate losses for the foreseeable future.

    Net Loss. As explained above, net loss in the period presented is primarily attributable to significant expenses incurred during the period in connection with the development of the Company's business and the net interest expense associated with the Senior Notes.

    Liquidity and Capital Resources. The Company's operations and expansion into new markets and products lines will require substantial capital investment for the development and installation of paging systems and for the procurement of pagers and paging equipment. For the three months and nine months ended September 30, 1998 and 1997 the Company made capital expenditures of $2,232,273 and $8,397,683 and $3,170,399 and $7,635,164 respectively.

    The Company commenced the buildout of systems for its paging services in May 1996 and completed the buildout of the Initial Markets during the first quarter of 1998 and is evaluating whether to commence the marketing of paging services into other markets during 1999. As of September 30, 1998, the Company has (1) completed the buildout of its Sao Paulo and Rio de Janeiro systems, which served 82,705 subscribers, (2) installed transmitters in each of the additional eight cities where it has secured licenses, and (3) hired personnel and infrastructure necessary to support the Company's Sao Paulo and Rio de Janeiro operations. The Company expects that the proceeds of the Senior Notes and the issuance of redeemable preferred stock will be sufficient to complete the buildout of Initial Markets and may need to secure additional financing to complete the full commercial development of expansion markets.

    The principal capital expenditure requirements to construct a paging system involve the acquisition of pagers for leasing and the acquisition and installation of transmission facilities, both of which are directly related to the demand of paging service. Additional capital is required to fund operating losses incurred during the initial stages of construction and the commencement of paging services. The Company currently anticipates that its cash requirements (comprised of capital expenditures, working capital requirements, debt service requirements and anticipated operating losses) for the remaining three months will be approximately $5 million.

    Inflation and Exchange Rates. Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Accordingly, inflation may have a material adverse effect on the Company's results of operations and financial condition.

    Generally, inflation in Brazil has been accompanied by devaluation of the Brazilian currency relative to the U.S. dollar. Devaluation of the real may also have an adverse effect on the Company. The Company collects substantially all of its revenues in reais, but pays certain of its expenses, (including pagers, a significant portion of its transmission equipment costs and substantially all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues may negatively impact the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real may have a material adverse effect on the Company's results of operations and financial condition.
Further,
as of January 1, 1998, the Company's financial statements will reflect foreign exchange gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Foreign Currency Translation" contained in the Notes to Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

    Impact of the Year 2000. The Year 2000 issue is the result of many computer programs and imbedded chips being written using two digits rather than four to define the applicable year. Many of the Company's computer programs that have date-sensitive software may recognize a date using "00"as the year 1900 rather than the year 2000.

    If not addressed and completed on a timely basis, failure of the Company's computer systems to process Year 2000 related data correctly could have a material adverse effect. Failures of this kind could, for example, lead to incomplete or inaccurate accounting, order processing or recording errors in inventory or other assets. If not addressed, the potential risks to the Company include financial loss, legal liability, interruption to business.

    The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 issue will be resolved for all the Company's own systems on a timely basis.

    However, even if these changes are successful, the Company remains at risk from Year 2000 failures caused by third parties. The Company has therefore initiated efforts to survey key utilities and suppliers, among others, to assess and wherever possible remediate Year 2000 issues. The Company expects to complete its survey assessment of Year 2000 awareness by the first quarter of 1999.

    Recent Economic Events. The economic and financial turmoil in Southeast Asia and Russia during 1997 and 1998 has had an impact on many emerging markets, including Brazil. As a result of these events, the Brazilian government has taken significant measures to protect the real, as well as the gains achieved over the last several years by the Real Plan. Among other actions, Brazils's Central Bank significantly raised short-term interest rates, and the Brazilian government announced a series of austerity measures, generally including budget cuts, restrictions on public indebtedness, tax increases, export incentives and restrictions on imports. These measures, which are having a negative impact on Brazil's economic growth, are designed to improve the country's fiscal and current account deficits and relieve pressure on the real. The Brazilian government continues to attempt to protect its currency through various mechanisms. These include maintaining high short-term interest rates and maintaining high levels of import duties on various products. The short-term effect of these policies has been a tightening of consumer credit and increased rates of unemployment.

    In October, 1998, the Brazilian government proposed its Fiscal Stablization Program ("PEF"), an austerity plan comprised of a three-year tax increase program and a structural reform to reduce government spending, which subject to approval by the Brazilian legislature. In announcing the PEF, the Brazilian government acknowledged the possibility of a recession in 1999. While it is too soon to measure the impact of such a program, management believes that the Company will experience an increase in customer delinquency rates, which in turn will result in increased customer cancellations in the fourth quarter of 1998 as compared to the third quarter of 1998.

    Additionally, as a result of the devaluation of the Russian currency in August 1998, securities which are traded in the United States high yield debt markets have experienced decreases in market value. Based on information available to the Company, the Company's Senior Notes were traded at approximately 43% of principal amount at September 30, 1998, down from approximately 80% of principal amount at June 30, 1998.

    While the Company continues to believe that Brazil's economic downturn and market uncertainty are short-term in nature, there can be no assurance that the measures taken by the Company to execute its business plan under the current economic conditions will be successful.

                                     PART II


Item 1.  Legal Proceedings

         None

Item 2.  Changes in Securities

         None

Item 3.  Defaults Upon Senior Securities

         None

Item 4.  Submission of Matters to a Vote of Security Holders

         None

Item 5.  Other Information

         None

Item 6.  Exhibits

         3.1*--   Bylaws of Paging Network do Brasil S.A. (English Translation).

         4.1*-- Indenture dated as of June 1, 1997 between Paging Network do Brasil S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

         4.2*--   Form of Senior Note (included in Exhibit 4.1).

---------

* Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PAGING NETWORK DO BRASIL S.A.
                                                     (Registrant)



                                            By:/s/ Thomas C. Trynin
                                            ---------------------------------
                                               Thomas C. Trynin
                                               President and
                                               Chief Executive Officer


Date:  November 16, 1998